SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Alderon Iron Ore Corp.

B.	(1) This is (check one):

☒ An original filing for the Filer.

☐ An amended filing for the Filer.

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	Alderon Iron Ore Corp.

	Form type:	Form 40-F

	File number (if known):	001-35440

	Filed by:	Alderon Iron Ore Corp.

	Date filed (if filed concurrently, so indicate):	Filed Concurrently

D.	The Filer is incorporated or organized under the laws of

Province of British Columbia, Canada

and has its principal place of business at

1240-1140 West Pender Street, Vancouver, British Columbia V6E 4G1, Canada (604) 681-8030

E.	The Filer designates and appoints The Corporation Trust Company (the “Agent”) located at

1209 Orange Street, Wilmington, Delaware 19801
(801) 261-9756

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)                    any investigation or administrative proceeding conducted by the Commission; and

(b)                   any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 40-F on February 22, 2012, or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that theservice as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.                      The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.                     The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form 40-F, the securities to which the Form F-40 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Vancouver, province of British Columbia, country of Canada, on February 22, 2012.

ALDERON IRON ORE CORP.

By:	/s/ “Tayfun Eldem”
Name: Tayfun Eldem
Title: President and Chief Executive Officer

This statement has been signed by the following person in the capacity indicated on February 22, 2012.

THE CORPORATION TRUST COMPANY

By:	/s/ “Curt Kreisel”
Name: Curt Kreisel
Title: Vice President